SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 19)

Gas Natural Inc.

(Name of Issuer)

Common Stock, par value $0.15 per share

(Title of Class of Securities)

367204 104

(CUSIP Number)

Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Page 1 of 4 Pages

CUSIP No. 367204 104	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 405,777*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 405,777*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,777*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.9%
14	TYPE OF REPORTING PERSON (see instructions) IN

*185,000 of these shares are owned by Richard M. Osborne, trustee, and 220,777 shares are owned by John D. Oil and Gas Marketing Company, LLC, of which Mr. Osborne is the managing member and the Osborne trust is a majority owner.

CUSIP No. 367204 104	Page 3 of 4 Pages

Introduction.

This Amendment No. 19 to Schedule 13D is filed by Richard M. Osborne relating to shares of common stock, par value $0.15 per share (the “Shares”), of Gas Natural Inc. (the “Company”). This Amendment No. 19 is filed to reflect the sale by Mr. Osborne, as trustee of Richard M. Osborne Trust UTA January 13, 1995, as amended and restated on February 24, 2012 (the “Trust”), of Shares in a registered public offering (the “Offering”).

As reported in the Company’s Form 8-K dated October 31, 2013, the Company entered into an Underwriting Agreement dated October 31, 2013 (the “Underwriting Agreement”), with Janney Montgomery Scott LLC, as representative of the several underwriters named therein (the “Underwriters”), the Trust and Thomas J. Smith, as selling shareholders. Under the Underwriting Agreement, the Underwriters agreed to purchase for resale to the public in a firm commitment underwritten offering 80,000 Shares from Company, 1,006,911 Shares from the Trust and 47,244 Shares from Mr. Smith at a price of $10.00 per Share, less an underwriting discount of 5.75%. Under the Underwriting Agreement, the Company also granted to the Underwriters a 30-day option to purchase up to an additional 170,000 Shares to cover over-allotments, if any. All Shares sold by the Trust in the Offering were pledged by Mr. Osborne to FirstMerit Bank, N.A. (“FirstMerit”) as collateral to secure certain loans unrelated to the Company (the “Secured Obligations”). The proceeds from the sale of the 1,006,911 shares owned by the Trust were paid directly to FirstMerit to be applied to the Secured Obligations.

The Company and the selling shareholders agreed to indemnify the Underwriters against various liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of those liabilities. In addition, the Underwriting Agreement contains customary representations, warranties and agreements. The Offering was made pursuant to the Company’s effective Registration Statements on Form S-3, Registration Nos. 333-191328 and 333-185634, as amended and supplemented by a final prospectus supplement dated October 31, 2013. The Offering closed on November 5, 2013.

The foregoing summary of the Underwriting Agreement is incomplete and is qualified in its entirety by the Underwriting Agreement, which is attached as Exhibit 7.1 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(c) are amended and supplemented as follows:

(a)    Based solely on information provided by the Company, there are currently 10,451,678 shares outstanding, which excludes 170,000 Shares subject to the Underwriters’ over-allotment option, as provided for in the Underwriting Agreement.

Mr. Osborne beneficially owns 405,777 Shares, or 3.9% of the outstanding Shares.

(c)    As reported in the Introduction of this Amendment No. 19 to Schedule 13D, on November 1, 2013, Mr. Osborne, as trustee, sold 1,006,911 Shares in the Offering.

CUSIP No. 367204 104	Page 4 of 4 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended and supplemented to include the disclosure set forth in the Introduction of this Amendment No. 19 to Schedule 13D, which is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

7.1        Underwriting Agreement, dated October 31, 2013 between Gas Natural Inc., Richard M. Osborne, as Trustee of the Richard M. Osborne Trust UTA January 13, 1995, as amended and restated on February 24, 2012, Thomas J. Smith and Janney Montgomery Scott LLC, as representative of the underwriters named therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2013

/s/ Richard M. Osborne
Richard M. Osborne

EXHIBIT INDEX

Exhibit Number         Description

7.1                     Underwriting Agreement, dated October 31, 2013 between Gas Natural Inc., Richard M. Osborne, as Trustee of the Richard M. Osborne Trust UTA January 13, 1995, as amended and restated on February 24, 2012, Thomas J. Smith and Janney Montgomery Scott LLC, as representative of the underwriters named therein.